UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File No. 001-40997

BRIGHT MINDS BIOSCIENCES INC.
(Translation of registrant's name into English)

19 Vestry Street,
New York, NY  10013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits
99.1	News Release dated April 19, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGHT MINDS BIOSCIENCES INC.

/s/ Ryan Cheung
__________________________
Ryan Cheung
Chief Financial Officer

Date: April 19, 2022